SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 22, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated July 22, 2009 regarding “Ericsson’s Nomination Committee appointed”

PRESS RELEASE	July 22, 2009

Ericsson’s Nomination Committee appointed

Ericsson’s (NASDAQ:ERIC) Nomination Committee for the Annual General Meeting of Shareholders (AGM) 2010 has been appointed in accordance with the procedure on appointing the Nomination Committee resolved by the AGM 2009.

The Nomination Committee consists of Petra Hedengran, Investor AB, Carl-Olof By, AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening, Caroline af Ugglas, Livförsäkringsaktiebolaget Skandia, Mats Lagerqvist, Swedbank Robur Fonder and Michael Treschow, Chairman of the Board of Directors.

Carl-Olof By is the Chairman of the Nomination Committee.

The decision on procedures for the Nomination Committee can be found in item 9d) in the agenda for the AGM 2009. Minutes of the meeting and agenda for AGM 2009 can be found at http://www.ericsson.com/ericsson/investors/shareholders/agm/index.shtml

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.ericsson.mobi

www.twitter.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 22, 2009